UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

IMS Health Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44970B109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green Equity Investors V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green Equity Investors Side V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) LGP Iceberg Coinvest, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) GEI Capital V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green V Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Leonard Green & Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Peridot Coinvest Manager LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) LGP Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) LGP Associates V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 44970B109

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) John G. Danhakl
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,091,695 shares of Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,091,695 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,091,695 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.8% beneficial ownership of the Common Stock based on 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

IMS Health Holdings, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

83 Wooster Heights Road

Danbury, Connecticut 06810

Item 2.

(a)	Name of Person(s) Filing:

A.	Green Equity Investors V, L.P.

B.	Green Equity Investors Side V, L.P.

C.	LGP Iceberg Coinvest, LLC

D.	GEI Capital V, LLC

E.	Green V Holdings, LLC

F.	Leonard Green & Partners, L.P.

G.	Peridot Coinvest Manager LLC

H.	LGP Management, Inc.

I.	LGP Associates V LLC

J.	John G. Danhakl

Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”) is the direct owner of 14,579,471 shares of Common Stock of the Issuer (the “GEI V Shares”). Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”) is the direct owner of 4,373,491 shares of Common Stock of the Issuer (the “GEI Side V Shares”). LGP Iceberg Coinvest, LLC, a Delaware limited liability company (“Iceberg” and, collectively with GEI V and GEI Side V, the “LGP Funds”) is the direct owner of 138,733 shares of Common Stock of the Issuer (the “Iceberg Shares” and, collectively with the GEI V Shares and the GEI Side V Shares, the “Shares”).

GEI Capital V, LLC, a Delaware limited liability company (“GEIC”) is the general partner of GEI V and GEI Side V. Green V Holdings, LLC, a Delaware limited liability company (“Holdings”) is a limited partner of GEI V and GEI Side V. Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) is the manager of GEI V, GEI Side V, and Peridot Coinvest Manager LLC (“Peridot”), and an affiliate of GEIC and Holdings. LGP Management, Inc., a Delaware corporation (“LGPM”) is the general partner of LGP. Mr. Danhakl is a Director, Executive Vice President and Managing Partner of LGPM and a member of the Issuer’s board of directors. Peridot is the manager of LGP Associates V LLC (“Associates V”). Associates V is the manager of Iceberg.

GEIC, as the general partner of GEI V and GEI Side V, Holdings, as a limited partner of GEI V and GEI Side V, LGP, as the manager of GEI V, GEI Side V, and Peridot, LGPM, as the general partner of LGP, Mr. Danhakl, as a Director, Executive Vice President and Managing Partner of LGPM, Peridot, as the manager of Associates V, and Associates V, as the manager of Iceberg, directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed to share voting and investment power with respect to the Shares. As such, GEIC, Holdings, LGP, Peridot, LGPM, Mr. Danhakl and Associates V may be deemed to be the indirect beneficial owners of the Shares.

Each of GEIC, Holdings, LGP, Peridot, LGPM, Mr. Danhakl and Associates V disclaims beneficial ownership of the Shares reported herein, except to the extent of its and, with respect to Mr. Danhakl, his pecuniary interest therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owners of such securities for purposes of Section 13(d), Section 13(g), Section 16, or for any other purposes.

Each of Messrs. John G. Danhakl, Jonathan D. Sokoloff, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, James D. Halper, Todd M. Purdy, Michael S. Solomon, W. Christian McCollum, Usama N. Cortas, J. Kristofer Galashan, and Alyse M. Wagner either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP. As such, Mr. Danhakl, Mr. Sokoloff, Mr. Seiffer, Mr. Baumer, Mr. Flynn, Mr. Halper, Mr. Purdy, Mr. Solomon, Mr. McCollum, Mr. Cortas, Mr. Galashan, and Ms. Wagner may be deemed to have shared voting and investment power with respect to all shares beneficially owned by the LGP

Funds. These individuals each disclaim beneficial ownership of the securities held by the LGP Funds except to the extent of his or her pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

(A) – (J): 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025

(c)	Citizenship

(A) – (I): Delaware

(J): United States of America

(d)	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.01 per share.

(e)	CUSIP Number

44970B109

Item 3.

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of February 12, 2016.

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

ii.	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

iii.	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

iv.	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The LGP Funds have entered into an Amended and Restated Shareholders’ Agreement, dated as of April 9, 2014 (as further supplemented and amended, the “Shareholders Agreement”), with certain other holders signatory to the Shareholders Agreement (the “Holders”) of shares of Common Stock. Pursuant to the Shareholders Agreement, the LGP Funds and the Holders have agreed to, among other things, vote their shares of Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship among the LGP Funds and the Holders as a result of the Shareholders Agreement, the reporting persons and the Holders may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Notwithstanding the foregoing, the reporting persons expressly disclaim, to the extent permitted by applicable law, the existence of a “group” between and among the reporting persons, on the one hand, and the Holders, on the other hand. None of the Holders is a reporting person on this Schedule 13G, and any obligations any of them may have under Section 13(d) of the Act must be satisfied on one or more separate filings. To the extent that any of the Holders beneficially owns shares of Common Stock, the reporting persons may be deemed to beneficially own any such shares of Common Stock, but the reporting persons expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2016.

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Adrian J. Maizey
Adrian J. Maizey
Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Adrian J. Maizey
Adrian J. Maizey
Chief Operating Officer and Secretary

LGP Iceberg Coinvest, LLC
By: LGP Associates V LLC, its Manager
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ Adrian J. Maizey
Adrian J. Maizey
Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/s/ Adrian J. Maizey
Adrian J. Maizey
Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/s/ Adrian J. Maizey
Adrian J. Maizey
Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Adrian J. Maizey
Adrian J. Maizey
Chief Operating Officer and Secretary

Peridot Coinvest Manager LLC

By:	/s/ Adrian J. Maizey
Adrian J. Maizey
Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/s/ Adrian J. Maizey
Adrian J. Maizey
Chief Operating Officer and Secretary

LGP Associates V LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ Adrian J. Maizey
Adrian J. Maizey
Chief Operating Officer and Secretary

/s/ Adrian J. Maizey
Adrian J. Maizey, as Attorney-in-Fact for
John G. Danhakl

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Joint Filing Agreement, dated February 13, 2015 (incorporated by reference to Exhibit 99.1 to Green Equity Investors V, L.P.’s Schedule 13G, filed with the Securities and Exchange Commission on February 13, 2015).

2	Power of Attorney, dated February 13, 2015 (incorporated by reference to Exhibit 99.2 to Green Equity Investors V, L.P.’s Schedule 13G, filed with the Securities and Exchange Commission on February 13, 2015).

3	Identification of Members of the Group, dated February 13, 2015 (incorporated by reference to Exhibit 99.3 to Green Equity Investors V, L.P.’s Schedule 13G, filed with the Securities and Exchange Commission on February 13, 2015).